

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2024

Coreen Kraysler
Chief Financial Officer
Netcapital Inc.
1 Lincoln Street
Boston, MA 02111

> **Re: Netcapital Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2023**
> **Response dated October 31, 2024**
> **File No. 001-41443**

Dear Coreen Kraysler:

We have reviewed your October 31, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2024 letter.

Form 10-K for Fiscal Year Ended April 30, 2023

General

1. Please confirm there have been no material changes to representations and data contained in the Company's response to the comments in our letter issued October 11, 2024.

2. Regarding the Company's response to prior comment 1, we have the following comments:
    - The Company's response appears to exclude discussion of the Company's subsidiaries, as requested. Accordingly, we reissue the comment as to the Company's subsidiaries.
    - The Company's response describing the "Activities of Officers and Directors" was not sufficiently detailed to permit the staff to evaluate the Company's position. Please revise with additional details.

3. Regarding the Company's response to staff's prior comment 2, we have the following comments:

- Valuation of Subsidiary Interests:
    - ○ With respect to Netcapital Funding Portal Inc. ("Funding Portal"), please provide additional detail as to how the Company applies valuations of users, investors, and issuers to determine the overall valuation of the Funding Portal. In addition, the response states that the Company's valuation of the Funding Portal reflects "the portal's operational potential." Please provide additional analysis, including citations to applicable law and precedent, about how a valuation based on future "operational potential" is consistent with the requirement in the Investment Company Act of 1940, as amended ("1940 Act"), to determine "value" as of the applicable date of measurement.
    - ○ With respect to Netcapital Advisors, please provide additional information and analysis about why each type of calculation was performed and how each calculation is consistent with the requirement in 1940 Act to determine "value" as of the applicable date. Please include the analysis for the Company's weighted average of these valuations.
    - ○ With respect to the valuation of MSG Development Corp ("MSG"), please clarify whether the retirement of the person referenced in response was the sole basis of the Company's value determination. If so, please discuss how the use of such retirement is consistent with the requirement in 1940 Act to determine "value" as of the applicable date of measurement. If not, please identify the other factors that the Company used.
- Please provide a detailed legal analysis as to whether, in the Company's view, the Funding Portal and Netcapital Advisors are "investment securities" for purposes of 1940 Act.
- With respect to the Funding Portal, the staff notes that a registered funding portal may fall within the definition of investment company under section 3(a)(1)(C) of the 1940 Act. See Regulation Crowdfunding adopting release available at https://www.sec.gov/rules/final/2015/33-9974.pdf, footnote 633.

4. Please advise if the Company believes that Netcapital Advisors meets the definition of "investment adviser" under the Investment Advisers Act of 1940 and, if so, whether the Company intends to register as such with the Commission or with any state. Please provide analysis to support your position.

Please contact Bonnie Baynes at 202-551-4924 or Rolf Sundwall at 202-551-3105 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets